HERALD RESOURCES

RECEIVED
2004 JUL 20 A 8:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western A
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

04035630

12 July 2004

SUPPL

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 0011 1 202 942 9624 **1 page to follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Listing of Jaguar Minerals Ltd
Dated 12 July 2004

Yours faithfully

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

dlw 7/20

M P WRIGHT
Executive Director

Enc:

HERALD
RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 693 West Perth Western Australia 6872
Tel +61 8 9322 2788 Fax +61 8 9481 1669 Email hrl@herald.net.au Web www.herald.net.au

12 July 2004

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

RE: JAGUAR MINERALS LIMITED

Herald is pleased to announce that off-shoot company Jaguar Minerals Ltd has today been admitted to the Official List of the Australian Stock Exchange. Official quotation of the Company's securities will commence at 12p.m. E.S.T. (10.00a.m. W.S.T) on Thursday, 15 July 2004.

The Jaguar prospectus raised $3,144,200 before costs.

Securities to be quoted comprise 15,721,000 ordinary fully-paid shares and 7,860,500 September 2008 $0.20 options.

Jaguar has continued to develop exploration programmes for its five exploration projects during the float process. The Company anticipates starting ground EM at the Balfour project in Tasmania on at least 5 of the anomalies highlighted in the prospectus soon after listing. Follow up work on the significant drill intersections at the Kintore project in WA will be also part of the kick start to exploration work.

Mount David and Spingfield in NSW need broader assessment, with the 47,000oz inferred resource at Sprinfield requiring further drilling, and the drill core from previous exploration on Mt David to be re-logged. Jaguar will also undertake to verify existing geological maps of the area and update where required.

Soil sampling and/or auger sampling at the Wilson River Project will be carried out to investigate the area in terms of its nickel, zinc and cobalt geochemistry, particularly around the already established Dighem anomalies.

Yours faithfully

MICHAEL P WRIGHT
Executive Director